UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Biodel Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

09064M204
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064M204	SCHEDULE 13G/A	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,133,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,133,592
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.77%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 09064M204	SCHEDULE 13G/A	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,133,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,133,592
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.77%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 09064M204	SCHEDULE 13G/A	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,133,592
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,133,592
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,592
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.77%
12		TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 09064M204	SCHEDULE 13G/A	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer:

Biodel Inc.

(b) Address of Issuer’s Principal Executive Offices:

100 Saw Mill Road

Danbury, CT 06810

Item 2.	(a) Name of Person Filing:

OrbiMed Capital GP IV LLC ("GP IV")

OrbiMed Advisors LLC ("Advisors")

Samuel D. Isaly ("Isaly")

(b) Address of Principal Business Office:

601 Lexington Avenue, 54th Floor

New York, NY 10022

(c) Citizenship:

Please refer to Item 4 on each cover sheet for each filing person.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP No.:

09064M204

CUSIP No. 09064M204	SCHEDULE 13G/A	Page 6 of 9 Pages

Item 3.

Advisors is an investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E) and the Managing Member of GP IV. GP IV is the General Partner of OrbiMed Private Investments IV, LP ("OPI IV"), which holds the shares of the Issuer's Common Stock ("Shares"), as detailed in Item 6. Isaly is the Managing Member of Advisors and a control person in accordance with § 240.13d-1(b)(1)(ii)(G).

CUSIP No. 09064M204	SCHEDULE 13G/A	Page 7 of 9 Pages

Item 4. Ownership:

Please see Items 5 - 9 and 11 for each cover sheet for each filing.

Item 5. Ownership of Five Percent or Less of a Class.

X

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09064M204	SCHEDULE 13G/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

OrbiMed Capital GP IV LLC

By:	OrbiMed Advisors LLC, its Managing Member

By:	Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Advisors LLC

By:	Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

Samuel D. Isaly
	Name:	Samuel D. Isaly

CUSIP No. 09064M204	SCHEDULE 13G/A	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A dated February 16, 2016 (the "Schedule 13G/A"), with respect to the Common Stock, par value $0.01 per share, of Biodel Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

 IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 16, 2016.

OrbiMed Capital GP IV LLC

By:	OrbiMed Advisors LLC, its Managing Member

By:	Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Advisors LLC

By:	Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

Samuel D. Isaly
	Name:	Samuel D. Isaly

The Statement on this Schedule 13G/A dated February 16, 2016 with respect to the Common Stock of Biodel Inc. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as the Managing Member of OrbiMed Advisors LLC and a control person (HC) of OrbiMed Capital GP IV LLC.

OrbiMed Advisors LLC files this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as an investment advisor (IA). OrbiMed Capital GP IV LLC is the General Partner of OrbiMed Private Investments IV, LP, which holds the shares of Biodel Inc. as detailed in Item 6.